UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.           )*


                            SCOTT'S LIQUID GOLD-INC.
                                (Name of Issuer)



                          Common Stock, $0.10 Par Value
                          (Title of Class of Securities)


                                   810202 10 1
                                 (CUSIP Number)



  Mark R. Levy, Holland & Hart LLP, 555 - 17th Street, Denver, CO  80202
                                 (303) 295-8073

   (Name/Address/Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                November 6, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D


CUSIP No. 810202 10 1
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Goldstein Family Partnership, Ltd.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)
                                                                    (b)
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*
            OO
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Colorado
                  7     SOLE VOTING POWER
                             2,431,779
                  8     SHARED VOTING POWER

                  9     SOLE DISPOSITIVE POWER
                             2,431,779
                  10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,431,779
 12    CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES*
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            24.4%
 14    TYPE OF REPORTING PERSON*
            PN


CUSIP No. 810202 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Goldstein Family Corporation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a)
                                                                     (b)
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*
            OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or
       2(e)
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Colorado
                  7     SOLE VOTING POWER
                             2,431,779
                  8     SHARED VOTING POWER

                  9     SOLE DISPOSITIVE POWER
                             2,431,779
                  10    SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,431,779
 12    CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES*
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            24.4%
 14    TYPE OF REPORTING PERSON*
            CO

CUSIP No. 810202 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jerome J. Goldstein
            ####-##-####
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a)
                                                                      (b)
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*
            OO
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States Citizen
                  7     SOLE VOTING POWER
                             70,500
                  8     SHARED VOTING POWER
                             2,431,779
                  9     SOLE DISPOSITIVE POWER
                             70,500
                  10    SHARED DISPOSITIVE POWER
                             2,431,779
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,502,279
 12    CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES*
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            24.8%
 14    TYPE OF REPORTING PERSON*
            IN


CUSIP No. 810202 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Goldie S. Goldstein
            ####-##-####
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)
                                                                    (b)
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*
            OO
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States Citizen
                  7     SOLE VOTING POWER
                  8     SHARED VOTING POWER
                             2,431,779
                  9     SOLE DISPOSITIVE POWER
                  10    SHARED DISPOSITIVE POWER
                             2,431,779
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,431,779
 12    CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES*
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            24.4%
 14    TYPE OF REPORTING PERSON*
            IN

ITEM 1.  SECURITY AND ISSUER

     This Schedule relates to Common Stock of Scott's Liquid Gold-Inc. (the "Company"), par value $0.10 per share. The address of the principal executive office of the Company is 4880 Havana Street, Denver, Colorado 80239.


ITEM 2.  IDENTITY AND BACKGROUND

     The Goldstein Family Partnership, Ltd. (the "Partnership") is a limited partnership organized under the laws of the State of Colorado. Its principal business is to acquire, invest in, own, manage, sell and exchange property in the Partnership and to reinvest proceeds from the sale or disposition of any assets of the Partnership. Shares of the Company's Common Stock constitute almost all of the assets of the Partnership. The address of the Partnership's principal business and principal office is 4880 Havana Street, Denver, Colorado 80239. The Partnership's sole general partner is the Goldstein Family Corporation (the "Goldstein Corporation").

     The Goldstein Corporation is a corporation organized under the laws of the State of Colorado. Its principal business is being the general partner of the Partnership. The Goldstein Corporation's principal business and principal office is located at 4880 Havana Street, Denver, Colorado 80239. The Goldstein Corporation has two directors who are described below.

     Jerome J. Goldstein and Goldie S. Goldstein are the sole directors and executive officers of the Goldstein Corporation. Mr. Goldstein is President of the Goldstein Corporation, and Mrs. Goldstein is the Secretary and Treasurer of the Goldstein Corporation. Their business address is 4880 Havana Street, Denver, Colorado 80239. The present principal occupation or employment of Mr. Goldstein is Chairman of the Board of the Company, whose address is listed in Item 1 above. The present principal occupation of Mrs. Goldstein is investor and homemaker. Both Mr. and Mrs. Goldstein are United States citizens.

     During the last five years, the Partnership, the Goldstein Corporation, Mr. Goldstein and Mrs. Goldstein have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, each of them was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All shares of the Company's common stock held by the Partnership were acquired directly or indirectly from, and were previously owned by, Mr. and Mrs. Goldstein. Mr. Goldstein contributed 25,000 shares of the Company's Common Stock to the Goldstein Corporation, plus $500 in cash, in return for 1,000 shares of the Goldstein Family Corporation, which constitute all outstanding shares of the Goldstein Corporation. These 25,000 shares of the Company's Common Stock were then contributed by the Goldstein Corporation to the Partnership in return for 103 units of the Partnership. Mr. Goldstein also contributed 1,458,895 shares of Common Stock of the Company to the Partnership in return for 5,999 units in the Partnership. Mrs. Goldstein contributed 947,884 shares of Common Stock of the Company for 3,898 units in the Partnership. The Partnership has outstanding 10,000 units, and each unit represents an interest in the capital profits and losses of the Partnership.

     See also Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

     The purposes of the acquisition of the Company's Common Stock by the Partnership were to facilitate estate planning of Mr. and Mrs. Goldstein and to have the voting and disposition powers with respect to those shares rest with the Goldstein Corporation as the sole general partner of the Partnership.

     Certain limited partner interests in the Partnership have been sold by Mr. and Mrs. Goldstein as of November 6, 1996 to their three children (each of whom acquired approximately 20.6% of the outstanding units of the Partnership) and certain other relatives of Mr. and Mrs. Goldstein (who in the aggregate have acquired approximately 11% of the outstanding units of the Partnership). Gifts of limited partner interests in the Partnership and subsequent sales of those interests may be made in the future by Mr. and Mrs. Goldstein. One of the three children of Mr. and Mrs. Goldstein is Mark E. Goldstein, who is the President, Chief Executive Officer and a director of the Company.

     Mr. and Mrs. Goldstein control the Goldstein Corporation. Under the wills of Mr. and Mrs. Goldstein, in the event of the death of both of them, it is currently provided that Mark E. Goldstein, their son, would receive all outstanding shares of the Goldstein Corporation and therefore control the Goldstein Corporation.

     Mr. Goldstein has stock options under a Company plan to acquire certain shares of Common Stock of the Company and a vested interest in shares of the Company's Common Stock held in his account under the Company's employee stock ownership plan. Mr. Goldstein may in the future contribute or sell those shares to the Partnership.

     The Partnership may be dissolved upon the written agreement of partners holding at least 75% of the total capital account balances of all partners, the expiration of the term of 30 years and certain other events listed in the Limited Partnership Agreement of the Partnership, effective November 6, 1996, as it may be amended from time to time (the "Partnership Agreement"). Please see
Article XI of the Partnership Agreement, which Agreement is attached as an exhibit to this Schedule.

     Except as may be indicated above, the Partnership, Goldstein Corporation and Mr. and Mrs. Goldstein have no plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Partnership owns 2,431,779 shares of Common Stock of the Company.
Under the terms of the Partnership Agreement, a determination on the voting or disposition of these shares rests with the sole general partner, the Goldstein Corporation. The Partnership and the Goldstein Corporation may be deemed to be the beneficial owners of all such 2,431,779 shares of common stock of the Company, representing approximately 24.4% of the outstanding common stock of the Company, and to have the sole power to vote or to direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares.

     Mr. and Mrs. Goldstein as directors and executive officers of the Goldstein Corporation will determine the actions of the Partnership with respect to the shares of the Company's Common Stock held by the Partnership. Mr. and Mrs. Goldstein also may be deemed to be the beneficial owner of such 2,431,779 shares and to share together the power to vote or to direct the vote of such shares and the power to dispose or to direct the disposition of such shares.

     Mr. Goldstein holds stock options under a stock option plan of the Company, which options are presently exercisable for 70,500 shares of Common Stock of the Company. Accordingly, Mr. Goldstein may be deemed the beneficial owner of a total of 2,502,279 shares of Common Stock of the Company (which includes shares subject to the options), representing 24.8% of the outstanding Common Stock of the Company (assuming the exercise of the options). Mr. Goldstein shares the voting power and disposition power with respect to 2,431,779 shares as described above and may be deemed to have the sole power to vote or to direct the vote of the 70,500 shares subject to the option and to have the sole power to dispose or to direct the disposition of the 70,500 shares subject to the option.

     The limited partners of the Partnership, which includes the children of Mr. and Mrs. Goldstein and certain other relatives, have an interest in dividends from or the proceeds from the sale of any Common Stock held by the Partnership because the dividends or proceeds would become assets of the Partnership. However, under the terms of the Partnership Agreement, they do not have the right to receive or the power to direct the receipt of any such dividends or proceeds. See Item 4 above.

     The Partnership, Goldstein Corporation and Mr. and Mrs. Goldstein have not engaged in any transactions in the Common Stock of the Company during the past 60 days, except the transfers to the Goldstein Corporation and to the Partnership as described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Partnership, Goldstein Corporation and Mr. and Mrs. Goldstein do not have any contracts, arrangements, understandings or relationships among themselves or between any of them and another person or entity with respect to the securities of the Company except to the extent any of the following may be so considered.

     The Partnership Agreement sets forth the powers of the Goldstein Corporation as the general partner to control the voting of, disposition of and other matters concerning the Common Stock of the Company held by the Partnership. The Partnership Agreement is attached as an exhibit to this Schedule.

     In selling limited partnership interests to their children and certain other relatives, Mr. and Mrs. Goldstein entered into a sales agreement with each buyer and received back from each buyer a promissory note in full payment of the purchase price. The interest on the outstanding principal is payable annually, and the full principal amount of the note is due nine years from November 6, 1996. The notes require a prepayment if the stock of the Company is sold by the Partnership and any proceeds from the sale are distributed to the limited partners.

     Please also see information in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Schedule:


EXHIBIT NO.               DESCRIPTION OF EXHIBIT

     1 Agreement Regarding Filing among the Partnership, the Goldstein Corporation and Mr. and Mrs. Goldstein.

     2 The Limited Partnership Agreement of the Partnership, effective November 6, 1996.

     3 Form of Limited Partnership Interests Sale Agreement and Promissory Note between Mr. and Mrs. Goldstein and certain family members or relatives for sales as of November 6, 1996. (Dollar amount is different depending on the number of units sold.)




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:     November 18, 1996.



                       Goldstein Family Partnership, Ltd.

                       By:  Goldstein Family Corporation,
                            its General Partner


                     By:  /s/ Jerome J. Goldstein President
                              Jerome J. Goldstein President

                             Goldstein Family Corporation



                     By:  /s/  Jerome J. Goldstein President
                               Jerome J. Goldstein, President

                         /s/  Jerome J. Goldstein
                              Jerome J. Goldstein

                         /s/  Goldie S. Goldstein
                              Goldie S. Goldstein



                                  EXHIBIT INDEX



EXHIBIT NO.               DESCRIPTION OF EXHIBIT

     1 Agreement Regarding Filing among the Partnership, the Goldstein Corporation and Mr. and Mrs. Goldstein.

     2 The Limited Partnership Agreement of the Partnership, effective November 6, 1996.

     3 Form of Limited Partnership Interests Sale Agreement and Promissory Note between Mr. and Mrs. Goldstein and certain family members or relatives for sales as of November 6, 1996.





                            EXHIBIT 1 TO SCHEDULE 13D
                      OF GOLDSTEIN FAMILY PARTNERSHIP, LTD.
                          GOLDSTEIN FAMILY CORPORATION
                   JEROME J. GOLDSTEIN AND GOLDIE S. GOLDSTEIN
                             DATED NOVEMBER 18, 1996



                           AGREEMENT REGARDING FILING



     The undersigned hereby expressly agree that they will file together a
Schedule 13D and amendments thereto with respect to the undersigned's beneficial ownership of common stock of Scott's Liquid Gold-Inc. The undersigned also agree that the Schedule 13D to which this Agreement is attached is to be filed on behalf of each of us.



                              Goldstein Family Partnership, Ltd.

                              By:  Goldstein Family Corporation,
                                   its General Partner



                              By:  /s/ Jerome J. Goldstein
                                       Jerome J. Goldstein President


                               Goldstein Family Corporation


                              By:  /s/ Jerome J. Goldstein
                                       Jerome J. Goldstein, President


                                   /s/  Jerome J. Goldstein
                                        Jerome J. Goldstein

                                   /s/  Goldie S. Goldstein
                                        Goldie S. Goldstein